UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 28, 2017

BHP BILLITON LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE,

VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

BHP BILLITON PLC

(REG. NO. 3196209)

(Exact name of Registrant as specified in its charter)

ENGLAND AND WALES

(Jurisdiction of incorporation or organisation)

NEATHOUSE PLACE, LONDON,

UNITED KINGDOM

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or

Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

NEWS RELEASE

Release Time	IMMEDIATE

Date	28 February 2017

Release Number	8/17

BHP BILLITON CONCLUDES ANY AND ALL OFFER

BHP Billiton announced today the final results of the Any and All Offer as part of its US$2.5 billion bond repurchase plan.

BHP Billiton will spend US$1,086,081,286.68 repurchasing debt under the Any and All Offer and will spend up to US$863,918,713.32 repurchasing debt in the Maximum Tender Offers. As announced previously, the US$500,000,000 2.050% senior notes due 2018 will be redeemed as part of the bond repurchase plan.

BHP Billiton Finance (USA) Limited (Company), a wholly-owned subsidiary of BHP Billiton Limited, today announced the results of its previously announced tender offer for any and all of its outstanding US$1,750,000,000 6.500% senior notes due 2019 (Any and All Notes) (Any and All Offer) and the Maximum Tender Offer Cap for the tender offer for its US$1,250,000,000 3.250% senior notes due 2021, its US$1,000,000,000 2.875% senior notes due 2022 and its US$1,500,000,000 3.850% senior notes due 2023 (Maximum Tender Offers and, together with the Any and All Offer, Tender Offers), which is an aggregate purchase price (excluding accrued interest) of up to US$1,950,000,000 less the aggregate purchase price (excluding accrued interest) of the Any and All Notes validly tendered and accepted for purchase in the Any and All Offer (Maximum Tender Offer Cap).

The Tender Offers have been made pursuant to the terms and conditions set forth in the offer to purchase, dated 21 February 2017 (Offer to Purchase), and the related letter of transmittal and notice of guaranteed delivery (together, Tender Offer Documents). Terms not defined in this announcement have the meanings given to them in the Tender Offer Documents.

According to information provided by Global Bondholders Services Corporation, the tender and information agent for the Tender Offers, US$980,802,000 aggregate principal amount of the Any and All Notes were validly tendered prior to or at the Expiration Date and not validly withdrawn. These amounts include US$1,016,000 aggregate principal amount of Any and All Notes to be tendered pursuant to the guaranteed delivery procedures described in the Tender Offer Documents, which remain subject to the holders’ performance of the delivery requirements under such procedures. The Company has accepted for purchase all Any and All Notes validly tendered and not validly withdrawn at or prior to the Any and All Expiration Date. The settlement date for the Any and All Notes (including any of the Any and All Notes tendered pursuant to guaranteed delivery procedures) is expected to be 2 March 2017 (Settlement Date).

Holders will also receive accrued and unpaid interest on Any and All Notes validly tendered and accepted for purchase (including any of the Any and All Notes tendered pursuant to guaranteed delivery procedures) from the applicable last interest payment date up to, but not including, the Settlement Date.

As a result of the results of the Any and All Offer described above, the Maximum Tender Offer Cap in respect of the Maximum Tender Offers is US$863,918,713.32.

Legal Notices

This announcement is for informational purposes only and is not an offer to purchase, a solicitation of an offer to purchase or a solicitation of consents with respect to any securities. This announcement does not describe all the material terms of the Tender Offers and no decision should be made by any Holder on the basis of this announcement. The terms and conditions of the Tender Offers are described in the Offer to Purchase and the related letter of transmittal and notice of guaranteed delivery. This announcement must be read in conjunction with the Offer to Purchase. The Offer to Purchase contains important information which should be read carefully before any decision is made with respect to the Tender Offers. If any Holder is in any doubt as to the contents of this announcement, or the Offer to Purchase, or the action it should take, it is recommended to seek its own financial and legal advice, including in respect of any tax consequences, immediately from its stockbroker, bank manager, solicitor, accountant or other independent financial, tax or legal adviser. Any individual or company whose Notes are held on its behalf by a broker, dealer, bank, custodian, trust company or other nominee must contact such entity if it wishes to tender such Notes pursuant to the Tender Offers.

None of the Company, the Guarantors, the Dealer Managers or their affiliates, the Tender and Information Agent, the Notes trustee or any of their respective affiliates makes any recommendation, or has expressed an opinion, as to whether or not Holders should tender their Notes, or refrain from doing so, held by them pursuant to the Tender Offers. Each Holder should make its own decision as to whether to tender its Notes and if so, the principal amount of the Notes to tender.

The Company has not filed this announcement or the Offer to Purchase with, and they have not been reviewed by, any federal or state securities commission or regulatory authority of any country. No authority has passed upon the accuracy or adequacy of the Tender Offers, and it is unlawful and may be a criminal offense to make any representation to the contrary.

The Offer to Purchase does not constitute an offer to purchase Notes in any jurisdiction in which, or to or from any person to or from whom, it is unlawful to make such offer under applicable securities or blue sky laws. The distribution of the Offer to Purchase in certain jurisdictions is restricted by law. Persons into whose possession the Offer to Purchase comes are required by each of the Company, the Guarantors, the Dealer Managers and the Tender and Information Agent to inform themselves about, and to observe, any such restrictions.

United Kingdom. The communication of the Offer to Purchase and any other documents or materials relating to the Tender Offers is not being made by, and such documents and/or materials have not been approved, by an authorized person for the purposes of section 21 of the Financial Services and Markets Act 2000, as amended. Accordingly, the Offer to Purchase and such documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom. The communication of the Offer to Purchase and such documents and/or materials as a financial promotion is only being directed at and made to (i) persons who are outside the United Kingdom, (ii) investment professionals (as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (Financial Promotion Order)), (iii) high net worth entities and other parties falling within Article 49(2)(a) to (d) of the Financial Promotion Order, or (iv) any other persons to whom it may otherwise lawfully be communicated (all such persons together being referred to as Relevant Persons) and the transactions contemplated herein will be available only to, and engaged in only with, Relevant Persons. Any person who is not a Relevant Person should not act on or rely on the Offer to Purchase or any of its contents.

Australia. No prospectus or other disclosure document (as defined in the Corporations Act 2001 (Cth) (Corporations Act)) in relation to the Tender Offers has been or will be lodged with the Australian Securities and Investments Commission (ASIC) or any other regulatory authority in Australia and the Offer to Purchase does not comply with Division 5A of Part 7.9 of the Corporations Act. In addition:

•	no offers or applications have been or will be made or invited for the purchase of Any and All Notes in Australia (including an offer or invitation which is received by a person in Australia); and

•	the Offer to Purchase and any other offering material or advertisement relating to Any and All Notes have not and will not be distributed or published in Australia, unless (i) such action complies with all applicable laws, directives and regulations (including, without limitation, the licensing requirements set out in Chapter 7 of the Corporations Act); (ii) such action does not require any document to be lodged with ASIC or any other regulatory authority in Australia; and (iii) the offer or invitation is made in circumstances specified in Corporations Regulation 7.9.97.

If you are a resident of Australia, you have been sent the Offer to Purchase on the basis that you are a wholesale client for the purposes of Section 761G of the Corporations Act or otherwise a person to whom disclosure is not required under Part 6D.2 or Chapter 7 of the Corporations Act.

The Joint Lead Dealer Managers for the Tender Offers are:

BofA Merrill Lynch

214 North Tryon Street, 14th Floor

Charlotte, North Carolina 28255

USA

Attn: Liability Management Group

U.S. Toll-Free: +1 888 292 0070

Collect: +1 980 387-3907

London: +44 20 7996 5420

Email: DG.LM_EMEA@BAML.com

Citigroup Global Markets

Limited

Citigroup Centre

Canada Square

Canary Wharf

London E14 5LB

United Kingdom

Attn: Liability Management Group

U.S. Toll-Free: +1 800 558 3745

U.S.: +1 212 723 6106

London: +44 20 7986 8969

Email: liabilitymanagement.europe@

citi.com

RBC Capital Markets, LLC

Brookfield Place

200 Vesey Street, 8th Fl

New York, NY 10281

USA

Attn: Liability Management Group

U.S. Toll-Free: +1 877 381 2099

U.S.: +1 212 618 7822

London: +44 20 7029 7063

Email: liability.management@rbccm.com

The Co-Dealer Managers for the Tender Offers are:

BNP PARIBAS 10 Harewood Avenue London NW1 6AA United Kingdom Attn: Liability Management Group	CIBC Capital Markets 150 Cheapside London EC2V 6ET United Kingdom Attn: Execution Management Group	HSBC 8 Canada Square London E14 5HQ United Kingdom Attn: Liability Management Group

Société Générale Corporate & Investment Banking 10 Bishops Square London E1 6EG United Kingdom Attn: Liability Management	UBS Investment Bank 1285 Avenue of the Americas New York, NY 10019 USA Attn: Liability Management Group

The Tender and Information Agent for the Tender Offers is:

Global Bondholders Services Corporation

65 Broadway – Suite 404

New York, New York 10006

Attention: Corporate Actions

Bank and Brokers Call Collect: (212) 430-3774

All Others Please Call Toll-Free: (866) 470-3800

Fax: (212) 430-3775 or (212) 430-3779

Copies of the Offer to Purchase and related documentation can be found at:

http://gbsc-usa.com/bhpbilliton/

Further information on BHP Billiton can be found at: bhpbilliton.com

Media Relations

Australia and Asia

Matthew Martyn-Jones

Tel: +61 3 9609 2360 Mobile +61 419 418 394

Email: Matthew.Martyn-Jones@bhpbilliton.com

Paul Hitchins

Tel: +61 3 9609 2592 Mobile +61 419 315 001

Email: Paul.Hitchins@bhpbilliton.com

Fiona Hadley

Tel: +61 3 9609 2211 Mobile +61 427 777 908

Email: Fiona.Hadley@bhpbilliton.com

Amanda Saunders

Tel: +61 3 9609 3985 Mobile +61 417 487 973

Email: Amanda.Saunders@bhpbilliton.com

United Kingdom and South Africa

Ruban Yogarajah

Tel: +44 207 802 4033 Mobile +44 7827 082 022

Email: Ruban.Yogarajah@bhpbilliton.com

North America

Bronwyn Wilkinson

Mobile: +1 604 340 8753

Email: Bronwyn.Wilkinson@bhpbilliton.com

Investor Relations

Australia and Asia

Tara Dines

Tel: +61 3 9609 2222 Mobile: +61 499 249 005

Email: Tara.Dines@bhpbilliton.com

Andrew Gunn

Tel: +61 3 9609 3575 Mobile: +61 402 087 354

Email: Andrew.Gunn@bhpbilliton.com

United Kingdom and South Africa

Rob Clifford

Tel: +44 20 7802 4131 Mobile: +44 7788 308 844

Email: Rob.Clifford@bhpbilliton.com

Elisa Morniroli

Tel: +44 20 7802 7611 Mobile: +44 7825 926 646

Email: Elisa.Morniroli@bhpbilliton.com

Americas

James Wear

Tel: +1 212 310 1421 Mobile: +1 347 882 3011

Email: James.Wear@bhpbilliton.com

BHP Billiton Limited ABN 49 004 028 077

LEI WZE1WSENV6JSZFK0JC28

Registered in Australia

Registered Office: Level 18, 171 Collins Street

Melbourne Victoria 3000 Australia

Tel +61 1300 55 4757 Fax +61 3 9609 3015

BHP Billiton Plc Registration number 3196209

LEI 549300C116EOWV835768

Registered in England and Wales

Registered Office: Neathouse Place

London SW1V 1LH United Kingdom

Tel +44 20 7802 4000 Fax +44 20 7802 4111

Members of the BHP Billiton Group which is

headquartered in Australia

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date:	February 28, 2017	By:	/s/ Rachel Agnew
		Name:	Rachel Agnew
		Title:	Company Secretary